PROSPECTUS                 Pricing Supplement No.: 3553
Dated October 7, 1999      Dated July 31, 2000
PROSPECTUS SUPPLEMENT      Rule 424(b)(3)-Registration Statement
Dated December 17, 1999    No. 333-87367

              GENERAL ELECTRIC CAPITAL CORPORATION
               GLOBAL MEDIUM-TERM NOTES, SERIES A
                 (Redeemable Fixed Rate Notes)

Trade Date:    July 31, 2000

Settlement Date (Original Issue Date):       August 14, 2000

Maturity Date: August 14, 2015 (subject to earlier redemption, as set forth under "Additional Terms-Optimal Redemption")

Principal Amount (in Specified Currency):    USD25,000,000

Price to Public (Issue  Price):     The Notes are being purchased
                    by the Underwriter at 100.00% of their principal amount and will be sold at varying prices to be determined at the time of sale. For further information with respect to any discounts, commissions or profits on resales of the Notes that may be deemed underwriting discounts or commissions, see "Plan of Distribution" below.

Agent's Discount or Commission:     The  Notes will  be  sold  at
                         varying prices to be determined by the Underwriter at the time of each sale.

Net Proceeds to Issuer:       USD25,000,000

Interest Rate Per Annum: 7.65%

Interest Payment Date(s):

X Monthly on the 14th of each month, commencing September 14, 2000 (each period from and including an Interest Payment Date or the Original Issue Date, as the case may be, to but excluding the next succeeding Interest Payment Date is referred to herein as an "Interest Period").

Form of Notes:

  X  DTC registered        ___ non-DTC registered

CUSIP Number:  36962G VC5





CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.
                           (Fixed Rate Notes)
                                Page 2
                           Pricing Supplement No.: 3553
                           Dated July 31, 2000
                           Rule 424(b)(3)-Registration Statement
                           No. 333-87367
Repayment, Redemption and Acceleration
Initial Redemption Date:       August  14,  2002 (See "Additional
                               Terms-Optional Redemption" below)
Initial Redemption Percentage: 100%
Optional Repayment Date:       Not applicable ("N/A")
Annual Redemption Percentage Reduction: N/A
Modified Payment Upon Acceleration:     N/A

Reopening of Issue:

   Additional notes may be issued with the same terms as these Notes. After such additional notes are issued, they will be fungible with these Notes. See "Description of Notes - Reopening of Issue" as described in the Prospectus Supplement dated December 17, 1999.

Original Issue Discount:

  Amount of OID:  N/A
  Yield to Maturity:  N/A
  Interest Accrual Date:  N/A
  Initial Accrual Period OID:  N/A

Amortizing Notes:

  Amortization Schedule:  N/A

Dual Currency Notes:

  Face Amount Currency:  N/A
  Optional Payment Currency:  N/A
  Designated Exchange Rate:  N/A
  Option Value Calculation Agent:  N/A
  Option Election Date(s):  N/A

Indexed Notes:

  Currency Base Rate:  N/A
  Determination Agent:  N/A

Additional Terms:

  Interest.

  Accrued interest on the Notes for each Interest Period shall be calculated and paid on the basis of a year of 360 days consisting of twelve 30-day months. As a result, the amount payable on each Interest Payment Date will remain constant irrespective of the actual number of days that have elapsed since the preceding Interest Payment Date.
                           (Fixed Rate Notes)
                                Page 3
                           Pricing Supplement No.: 3553
                           Dated July 31,  2000
                           Rule 424(b)(3)-Registration Statement
                           No. 333-87367
  Optional Redemption.

  The Company may at its option elect to redeem the Notes in whole or in part, semi-annually on each February 14th and August 14th commencing on August 14, 2002 (each such date, an "Optional Redemption Date") at 100% of their principal amount plus accrued interest to but excluding the date of redemption
  (the "Redemption Date"). In the event the Company elects to redeem the Notes, notice will be given to registered holders at least 30 days prior to the Redemption Date.

Additional Information:

   General.

  At July 1, 2000, the Company had outstanding indebtedness totalling $189.429 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at July 1, 2000 excluding subordinated notes payable after one year was equal to $188.732 billion.

   Consolidated Ratio of Earning to Fixed Charges.

   The  information contained in the Prospectus under the caption
   "Consolidated  Ratio of Earnings to Fixed Charges"  is  hereby amended in its entirety, as follows:
                                             Six Months ended
         Year Ended December 31,              July 1, 2000
           1995   1996  1997  1998  1999
           1.51   1.53  1.48  1.50  1.60        1.61

   For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Recent Developments:

     On May 25, 2000, the Board of Directors of the Company adopted resolutions approving the reincorpration and change of domicile of the Company from New York to Delaware. This reincorporation is currently expected to occur in the third quarter of 2000.

Plan of Distribution:

  The Notes are being purchased by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), acting as principal, at 100.00% of the aggregate principal amount. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

  The  Company  has  agreed to indemnify the Underwriter  against
  certain   liabilities,   including   liabilities   under    the
  Securities Act of 1933, as amended.